Exhibit (a)(8)

May 10, 2012

Dear Shareholders:

I am pleased to inform you that Holdco II S.A., a Chilean company formed in June 2011 (“Holdco II”), which is indirectly owned by the controlling shareholders of LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), has commenced an exchange offer to acquire all of the issued and outstanding (i) voting common shares of TAM, (ii) non-voting preferred shares of TAM (collectively with the voting common shares of TAM, “TAM shares”), and (iii) American depositary shares representing TAM shares (“TAM ADSs”), in each case other than any TAM shares owned by the controlling shareholders of TAM, in exchange for common shares of Holdco II. This exchange offer is being commenced pursuant to the exchange offer agreement and implementation agreement entered into by and between TAM, LAN and their respective controlling shareholders on January 18, 2011 and amended on January 12, 2012 and April 25, 2012 (together, the “transaction agreements”), pursuant to which LAN and TAM will combine to form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America. If the exchange offer is successful, then (i) Holdco II will merge with and into LAN immediately before the settlement of the exchange offer, (ii) holders of TAM shares and TAM ADSs will receive 0.90 of a common share of LAN, in the form of American depositary shares or Brazilian depositary shares, for each TAM share or TAM ADS they tendered into, and did not withdraw from, the exchange offer and (iii) the registration of TAM as a publicly listed company in Brazil will be cancelled, the TAM shares will be delisted from the BM&FBOVESPA stock exchange in Brazil and the TAM ADSs will be delisted from the New York Stock Exchange.

The exchange offer and withdrawal rights for tenders of TAM ADSs and TAM shares will expire at 5:00 p.m. Eastern Time (6:00 p.m. São Paulo time) on the date (as such date may be extended, the “expiration date”) immediately preceding the auction date, unless the exchange offer is extended. The expiration date is currently June 11, 2012 and the auction date is currently June 12, 2012, but these dates will change if the exchange offer is extended.

The board of directors of TAM has determined that the exchange offer and the mergers are in the best interest of TAM and the holders of TAM shares and TAM ADSs and, while the ultimate decision rests with each holder, recommends that the holders of TAM shares and TAM ADSs (other than the TAM controlling shareholders) tender their TAM shares and TAM ADSs into the exchange offer.

In arriving at its recommendation, the board of directors of TAM considered a number of factors, including the expected benefits and potential risks to TAM and the holders of TAM shares and TAM ADSs that could result from the proposed combination. The factors that the board of directors of TAM considered in reaching these decisions and making its recommendation are described in the attached solicitation/recommendation statement on Schedule 14D-9.

Also enclosed are LAN and Holdco II’s offer to exchange/prospectus and other documents which set forth the terms and conditions of, and other information relevant to, the exchange offer, including letters of transmittal for use in tendering your TAM shares or TAM ADSs. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Marco Antonio Bologna

Marco Antonio Bologna

Chief Executive Officer